# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ArriVent BioPharma, Inc., CIK 0001868279
CUSIP: 04272N102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 18 CAMPUS BLVD., SUITE 100, NEWTOWN SQUARE, Pennsylvania (PA), 19073-3269
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001510589

## Reporting persons
- Hillhouse Investment Management, Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,929,117; shared voting power 0; sole dispositive power 3,929,117; shared dispositive power 0; aggregate amount beneficially owned 3,929,117 (9.5% of the class)

## Item 1. Issuer
Name of issuer: ArriVent BioPharma, Inc.
Address of issuer's principal executive offices: 18 CAMPUS BLVD., SUITE 100, NEWTOWN SQUARE, PA, 19073-3269

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

This Schedule 13G is filed by Hillhouse Investment Management, Ltd, an exempted Cayman Islands company ("HIM" or the "Reporting Person") with respect to the shares of common stock, par value $0.0001 per share ("Common Stock"), of ArriVent BioPharma, Inc. (the "Company") held by VSUM VI Holdings Limited ("VSUM VI"), VSUM VIII Holdings Limited ("VSUM VIII") and ARVT Holdings Limited ("ARVT"). HIM acts as the sole management company of each Hillhouse Venture Fund V, L.P. ("Venture Fund V"), Hillhouse Healthcare Fund, L.P. ("Healthcare Fund") and Hillhouse Venture Fund VI, L.P. ("Venture Fund VI"). VSUM VI is wholly owned by Venture Fund V; VSUM VIII is wholly owned by Healthcare Fund; and ARVT is wholly owned by Venture Fund VI. HIM is hereby deemed to be the beneficial owner of, and to control the voting power of, the Common Stock held by VSUM VI, VSUM VIII and ARVT.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 41,281,361 shares of Common Stock outstanding as of November 7, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 10, 2025.
Percent of class: 9.5%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hillhouse Investment Management, Ltd.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (02/17/2026)